SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Reports Results for Q1 2008 dated May 13, 2008.

                                                                          ITEM 1

Press Release                               Source: 012 Smile.Communications Ltd

012 Smile.Communications Reports Results for Q1 2008

Tuesday May 13, 1:51 am ET

EBITDA (Adjusted) Increases to NIS 62 Million

Gross Margin to 33% and EBITDA Margin to 24%

PETACH TIKVA, Israel, May 13 /PRNewswire-FirstCall/ -- 012 Smile.Communications (NASDAQ Global Market and TASE: SMLC), a growth-oriented provider of communication services in Israel, today reported its financial results for the quarter ended March 31, 2008.

    Highlights

    - Revenues: NIS 263 million ($74 million): an increase of 10% in core services revenues compared with Q1 2007 after exclusion of revenues from hubbing services and the impact of the shekel-dollar exchange rate

    - Record EBITDA (adjusted): NIS 62 million ($17.4 million), up 7% year-over-year

    - Improved cash-flow from operations : Operating cash-flow for the quarter reached NIS 47 million ($13.2 million)

    - Continued strong margin improvement: gross margin reached 33% compared with 29% in Q1 2007; adjusted EBITDA margin reached 24% compared with 21% in Q1 2007

    - VOB-based domestic telephony business growth in line with goals and business plan

    - Mobile WiMAX trials to be expanded to the Tel Aviv area in Q3 '08 as part of strategy to enter the Israeli mobile market


Results for the First Quarter

Revenues: Revenues for the first quarter of 2008 were NIS 263 million ($74 million) compared with revenues of NIS 276 million for the first quarter of 2007. The decrease reflects a significant year-over-year decline in revenues from hubbing (wholesale traffic), services due to Management's decision in late 2007 to de-emphasize this low-margin business, and a 14% year-over-year decline in the average shekel-dollar exchange rate compared to the first quarter of 2007, which significantly reduced the shekel value of the Company's dollar-linked revenues, which account for 36% of the Company's sales. Excluding these two factors, revenues from core activities increased by approximately 10% on a year-over-year basis.

Operating Income: Operating Income for the first quarter increased by 1% to a record NIS 31 million ($8.6 million). Operating margin for the quarter reached a record 12% compared with 11% in the first quarter of 2007. Excluding the effect of one-time merger-related expenses, operating income reached NIS 35 million ($9.9 million), a 15% increase compared with the first quarter of 2007.

Adjusted EBITDA(A): Adjusted EBITDA for the first quarter increased by 7% to a record NIS 62 million ($17.4 million) compared with NIS 58 million for the first quarter of 2007. Adjusted EBITDA margin for the quarter reached a record 24% compared with 21% in the first quarter of 2007.


For more information regarding the use of non-GAAP financial measurements, please see the notes contained in this press release.

Merger-Related Expenses: One-time expenses related to the merger of 012 Golden Lines and Smile.Communications were NIS 4.8 million ($1.4 million) in the first quarter of 2008 compared with NIS 0.5 million in the first quarter of 2007. The Company expects that final merger-related expenses of up to NIS 2 million ($ 563,000 ) will be recorded in the second quarter of 2008.

Financing Expenses: For the first quarter of 2008 the Company incurred a relatively high level of non cash financing expenses. This derived from exchange rate differentials of NIS 18 million related to the effect of the quarter's 8% decrease in the shekel-dollar exchange rate (the rate on March 31, 2008 compared to rate on December 31, 2007) on the Company's dollar-denominated balances. For the first quarter of 2008, total financing expenses were NIS 22.6 million ($6.4 million) compared with NIS 11.1 million in the first quarter of 2007.

Net Results: Net income for the first quarter of 2008 was NIS 5.7 million ($1.6 million), or NIS 0.22 ($0.06) per share compared to NIS 15.8 million, or NIS
0.86 per share, in the first quarter of 2007. Excluding one-time expenses related to the merger and the effect of the shekel-dollar exchange rate on financial expenses, the Company's non-GAAP earnings per share for the quarter were NIS 0.88 ($0.25).

    Segment Overview

    - Broadband: first quarter revenues from core broadband activities were NIS
    129.7 million ($36.5 million), an increase of 13% compared with NIS 114.9 million for the first quarter of 2007. The Company's rate of recruitment of new VOB-based telephony subscribers for the quarter was in line with its plan for achieving a 5% market share by the end of 2009.

    - Traditional telephony: first quarter revenues from traditional telephony services were NIS 133.7 million ($37.6 million), a decrease of 17% compared with NIS 161.2 million for the first quarter of 2007. The decrease derived from a reduced level of hubbing services and the decline in the average shekel-dollar exchange rate, as mentioned above.


Balance Sheet: The Company's cash, cash equivalents and short term investments as of March 31, 2008 were NIS 302 million ($85.1 million), compared with NIS 41 million as of March 31, 2007.In addition, the Company's bank debt decreased by 80%, from NIS 312 million as of March 31, 2007 to NIS 61 million ($17.2 million) as of the end of the first quarter of 2008.

Comments of Management

Commenting on the results, Ms. Stella Handler, CEO of 012 Smile.Communications, said, "The first quarter was another period of strong performance across all operational parameters. One of our main activities during the quarter was the completion of the merger of our brands under the '012 Smile' brand, an important strategic step which was accompanied by a major media campaign. This campaign has succeeded in increasing the market's recognition and ToM (Top of Mind) of our brand, while also taking our VOB domestic telephony marketing to the next level. In addition, we are expanding our Mobile WiMAX trials to the Tel Aviv area, a preliminary step in our strategy for entering Israel's mobile market. As we announced recently, we have applied for a license for facility-based MVNO, Mobile WiMAX and Mobile VOB technologies to enter the mobile business with a complete solution. In addition, we are proud to have successfully completed all the operational, financial and marketing aspects of our complex merger."

Ms. Handler concluded, "Taken as a whole, we are pleased with our performance during the first quarter and with the steady progress we have made in executing on our long-term plan for growth."

Conference Call Information

Management will host an interactive teleconference to discuss the results today, May 13, 2008, at 09:00 a.m. EDT. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-668-9141 from within the U.S. or 1866-485-2399 from within Canada, 0-800-32-33-67 from within the U.K., or +972-3-918-0691 from other international locations. The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

Non-GAAP Measurements

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Notes:

A: EBITDA

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

B: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of March 31, 2008 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2008 (NIS 3.553 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                         012 Smile.Communications Ltd.

    Consolidated Balance Sheets

                                                         Convenience
                                                         translation
                                                                into
                                                        U.S. dollars
                                                            $1 = NIS
                                                               3.553
                                  March 31 December 31      March 31
                                      2008        2007          2008
                               (Unaudited) (Unaudited)   (Unaudited)
                                    NIS thousands        $ thousands
    Current assets
    Cash and cash equivalents      229,755     229,895       64,665
    Short-term investments          72,687           -       20,458
    Trade receivables, net         197,868     190,604       55,690
    Parent company receivable        1,579       6,553          444
    Related parties receivables      2,088       2,161          588
    Prepaid expenses and other      27,632      19,804        7,777
    current assets
    Deferred taxes                   8,462       7,247        2,382

    Total current assets           540,071     456,264      152,004

    Investments
    Long-term trade receivables      3,150       3,460          887
    Deferred taxes                  12,700      14,648        3,574
    Assets held for employee        19,093      18,453        5,374
    severance benefits

    Total investments               34,943      36,561        9,835

    Property and equipment, net    166,176     160,211       46,771

    Other assets, net              289,436     295,592       81,462
    Other intangible assets, net   195,440     202,376       55,007
    Goodwill                       411,171     411,171      115,725

    Total assets                 1,637,237   1,562,175      460,804

                          012 Smile.Communications Ltd.

                                                         Convenience
                                                         translation
                                                                into
                                                        U.S. dollars
                                                            $1 = NIS
                                                               3.553
                                     March 31 December 31   March 31
                                         2008        2007       2008
                                  (Unaudited) (Unaudited) Unaudited)
                                       NIS thousands     $ thousands

    Current liabilities
    Short-term bank credit             61,080       4,750    17,191
    Current maturities of long-term    80,634       3,558    22,695
    obligations
    Accounts payable                  142,156     156,332    40,010
    Loan from the parent company      107,216     105,733    30,176
    Other payables and accrued        128,249     102,096    36,096
    expenses

    Total current liabilities         519,335     372,469   146,168

    Long-term liabilities
    Debentures                        383,306     437,460   107,882
    Long-term obligations               1,826       2,836       514
    Long-term trade and other               -      20,458         -
    payables
    Deferred taxes                     40,430      41,526    11,379
    Liability for employee severance   31,550      32,318     8,880
    benefits

    Total long-term liabilities       457,112     534,598   128,655

    Total liabilities                 976,447     907,067   274,823

    Shareholders' equity and parent
    company investment                660,790     655,108   185,981

    Total liabilities, shareholders'
    equity
    and parent company investment   1,637,237   1,562,175   460,804

                          012 Smile.Communications Ltd.

    Consolidated Statements of Operations

                                                             Convenience
                                                             translation
                                                                    into
                                                                 dollars
                                                                $1 = NIS
                                                                   3.553
                                                             Three-month
                                                            period ended
                                   Three-month period ended     March 31
                                             March 31
                                        2008        2007            2008
                                      (Unaudited)(Unaudited) (Unaudited)
                                           NIS thousands     $ thousands

    Revenues                          263,357     276,053         74,122

    Costs and expenses
    Cost of revenues                  176,690     194,973         49,730

    Selling and marketing expenses     38,516      37,689         10,840

    General and administrative         12,802      12,561          3,603
    expenses

    Impairment and other charges        4,802         463          1,352

    Total costs and expenses          232,810     245,686         65,525

    Income from operations             30,547      30,367          8,597

    Financial expenses, net            22,587      11,120          6,357

    Income before tax expenses          7,960      19,247          2,240
    Tax expenses                        2,278       3,488            641

    Net income                          5,682      15,759          1,599

    Income (loss) per share
    Basic and diluted earnings per
    share
    (in NIS)                             0.22        0.86           0.06

    Weighted average number of
    ordinary
    shares used in calculation of
    basic and
    diluted earnings per share     25,360,000  18,370,000     25,360,000

                          012 Smile.Communications Ltd.

    Reconciliation Table of Non-GAAP Measures (NIS in thousands)


                                                             Convenience
                                                             translation
                                                                    into
                                                                 dollars
                                                                $1 = NIS
                                                                   3.553
                                                             Three-month
                                                            period ended
                                   Three-month period ended     March 31
                                             March 31
                                        2008        2007            2008
                                      (Unaudited)(Unaudited) (Unaudited)
                                           NIS thousands     $ thousands

    GAAP operating income             30,547        30,367         8,598

    Adjustments
    Amortization of acquired           6,820         7,985         1,919
    intangible assets
    Non-recurring expenses             4,802           463         1,352

    Non-GAAP adjusted operating       42,169        38,815        11,869
    income

    GAAP tax expenses (benefit), net   2,278         3,488           641

    Adjustments

    Amortization of acquired
    intangible assets
    Included in tax expenses, net      1,841         2,315           518

    Non-GAAP tax expenses (benefit),   4,119         5,803         1,159
    net

    Net income as reported             5,682        15,759         1,599

    Taxes on income                    2,278         3,488           641
    Non-recurring expenses             4,802           463         1,352
    Financial expenses                22,587        11,120         6,357
    Depreciation and amortization     26,543        27,033         7,471

    Adjusted EBITDA                   61,892        57,863        17,420



    For further information, please contact:
    Ms. Idit Azulay 012 Smile.Communications Ltd +972-72-2003848 i.azulay@smile.net.il

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  May 13, 2008